FIRST TRUST DYNAMIC EUROPE EQUITY INCOME FUND

120 East Liberty DRIVE, Suite 400

Wheaton, Illinois 60187

December 14, 2022

VIA EMAIL AND OVERNIGHT DELIVERY

Phillip Goldstein

Special Opportunities Fund, Inc.

c/o Bulldog Investors, LLP

615 East Michigan Street

Milwaukee, WI 53202

Re: First Trust Dynamic Europe Equity Income Fund (the “Fund”)

Dear Mr. Goldstein:

We are in receipt of your letter dated December 3, 2022 (the “Purported Notice”) regarding a purported nomination of two individuals to be submitted for election as trustees (each a “Purported Nominee” and collectively the “Purported Nominees”) of the Fund at the upcoming annual meeting of shareholders of the Fund (the “2023 Meeting”).

The Board of Trustees of the Fund (the “Board”) has received the Purported Notice and after due consideration, evaluation and consultation with legal counsel has determined that the Purported Notice is materially deficient and does not meet numerous of the requirements set forth in the by-laws of the Fund (the “By-Laws”), including without limitation, the failure to provide all information regarding the Purported Nominees that would be required by various rules and forms under the federal securities laws to be provided in a proxy statement, as required by the By-Laws. The information required to accompany a “Shareholder Notice” (as such term is defined in the By-Laws) is necessary for the Board to make an evaluation of the eligibility (under the By-laws and applicable law) and qualifications of a proposed nominee and to comply with the federal securities laws. Therefore, under the authority granted to the Board pursuant to the By-Laws, the Board has determined that the Purported Notice did not comply with the mandatory requirements of the By-Laws. As a result, such nominations will be disregarded and both Purported Nominees are deemed ineligible to be elected at the 2023 Meeting, and any votes submitted for a Purported Nominee at the 2023 Meeting shall not be counted.

Nothing in this letter shall waive or otherwise limit any right or remedy of the Fund against any party. The Fund fully reserves its rights to any defenses or claims for, without limitation, damages and equitable relief.

Sincerely,

FIRST TRUST DYNAMIC EUROPE EQUITY INCOME FUND

By:	W. Scott Jardine
W. Scott Jardine, Secretary